999 18th Street, Suite 3000

Denver, CO 80202

January 7, 2009

United States Securities and Exchange Commission
Washington, DC 20549-7010

Division of Corporation Finance
Mail stop 7010

RE:

Sentry Petroleum Ltd

Form 10-K for Fiscal Year Ended February 29, 2008

Form 10-Q for Fiscal Quarter Ended May 31, 2008

Form 10-Q for Fiscal Quarter Ended August 31, 2008

File No. 000-52794

COMMENT: 1 GENERAL

STAFF COMMENT

Please number all your pages in future filings. Additionally, we note that your current file number for periodic reports per Edgar is 000-52794 instead of 333-133079, and your principal executive office per your disclosure under Business is located in Denver, Colorado instead of Reno, Nevada. Please revise your cover accordingly in future filings.

SUPPLEMENTAL DISCLOSURE

In response to staff comment we will number all pages in future filings. Additionally we will amend the file number to 000-52794 and the address of our executive office to the address in Denver, Colorado.

COMMENT: 2 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STAFF COMMENT

We note that the audit report of K.R. Margetson Ltd., your current auditor, covers your financial statements as of and for the year ended February 29, 2008. However, you also include financial data related to the cumulative period from inception (February 23, 2006) through February 29, 2008, which is not identified in the audit report and is not labeled as unaudited. If the financial statements for the cumulative period are not audited, they should be clearly marked as unaudited. Otherwise, they should be referred to in your current auditor's report.

Additionally, to the extent your current auditor relied on the work performed by your former auditor on prior year financial statements or for purpose of opining on the cumulative data, please ask your current auditor to revise its audit report to refer to this period in the introductory and opinion paragraphs of its report, as well the report of the other auditor. Your auditor can refer to AU Section 543 paragraphs 7 to 9 for further guidance.

SUPPLEMENTAL DISCLOSURE

Further to staff comment our auditor has amended their audit report for the year ended February 29, 2008 to clarify which period was audited by the current auditor and for which periods they relied on work performed by our former auditor. Additionally, they amended the report to refer to the cumulative period from date of inception to February 29, 2008 in the opinion paragraph of the report.

AMENDED DISCLOSURE – FINANCIAL STATEMENTS

K. R. MARGETSON LTD.
CHARTERED ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Sentry Petroleum Ltd

(formerly Summit Exploration Inc.)

We have audited the accompanying balance sheet of Sentry Petroleum Ltd. (An Exploration Stage Company) as of February 29, 2008 and the related statements of operations, stockholders' equity and cash flows for the year ended February 29, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We did not audit the period from date of inception (February 23, 2006) to February 28, 2007.  That period was audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to that period, is based solely on the report of other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, these financial statements present fairly, in all material respects, the financial position of the Company as of February 29, 2008 and the results of its operations and its cash flows for the year ended February 28, 2008 and period from date of inception (February 23, 2006) to February 29, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company is an exploration stage company and has incurred operating losses, which raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to their planned financing and other matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Sechelt, Canada	“K R. MARGETSON LTD.”
March 27, 2008	Chartered Accountant

PO BOX 45, 5588 INLET AVENUE	TELEPHONE: 604-885-2810 NE: 604-885-2810
SECHELT, BC V0N 3A0	FACSIMILE: 604-885-2834
CANADA	E-MAIL: keith@krmargetson.com

COMMENT: 3 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STAFF COMMENT

We note that both your current and former auditors are located in Canada. Please tell us how you concluded that it was appropriate to have audit reports issued by auditors licensed outside the United States. In accordance with Article 2 of Regulation S-X, the audit report of a registrant that is not a foreign private issuer should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of the “International Reporting and Disclosure Issues in the Division of Corporation Finance” on our website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217.

SUPPLEMENTAL DISCLOSURE

Based on an assessment of the guidance in Article 2, section 5.K of Regulation S-X we concluded that it was appropriate to have audit reports issued by auditors licensed outside of the United States for the following reasons:

•

The majority of our assets, revenues and operations are located outside of the United States.

•

The majority of our assets and revenues are located in the country where the auditor resides.

•

Management responsible for preparation of financial statements and accounting records is located in the country where the auditor resides.

•

The majority of the audit work is conducted outside the United States.

COMMENT: 4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STAFF COMMENT

We note you disclose that you use the full cost method of accounting for oil and gas properties. Please expand your disclosure to discuss in more details the nature of costs to be amortized and the limitation on your capitalized costs (i.e. the ceiling test). Refer to Rule 4-10(c)(3)(i) and Rule 4-10(c)(4)(B) and (C) of Regulation S-X for further guidance.

SUPPLEMENTAL DISCLOSURE

Further to staff comment we have amended Note 2 to the financial statements to discuss in more detail the nature of costs to be amortized and the limitation on capitalized costs:

AMENDED DISCLOSURE – FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

e

Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the acquisition, exploration and development of oil and gas properties will be capitalized in cost centers on a country-by-country basis.  These capitalized amounts include the costs of unproved properties, internal costs directly related to acquisitions, development and exploration activities, asset retirement costs and capitalized interest. They include, geological and geophysical studies, and costs of drilling both productive and non-productive wells.

Amortization will be calculated for producing properties by using the unit-of-production method based on proved reserves before royalties, as determined by management of the Company or independent consultants.  Unproved reserves are exempt from amortization and are subject to annual assessment as noted below.  Sales of oil and gas properties will be accounted for as adjustments of capitalized costs, without any gain or loss recognized, unless such adjustments significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center.  Costs of abandoned oil and gas properties will be accounted for as adjustments of capitalized cost and written off to expense.

A ceiling test will be applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenue from production of proved reserves, based on commodity prices in effect as at the Company’s year-end and based on current operating costs, discounted by 10%, less the effects of future costs to develop and produce the proved reserves, plus the lower of costs or estimated fair value of unproved properties net of impairment, and less the effects of income taxes.  Any excess capitalized costs are written off to operations.

Unproved properties will be assessed for impairment on an annual basis by applying factors that rely on historical experience.  In general, the Company may write-off any unproved property under one or more of the following conditions:

i)

there are no firm plans for further drilling on the unproved property;

ii)

negative results were obtained from studies of unproved property;

ii)

negative results were obtained from studies conducted in the vicinity of the unproved property; or

iv)

the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

This policy is prospective in nature as the Company does not currently have any oil and gas property interest.

COMMENT: 5 CONTROLS AND PROCEDURES

STAFF COMMENT

We note your disclosure stating that there have been no significant changes in your internal controls or in other factors that could significantly affect these controls subsequent to the date of their last evaluation. Please revise your disclosure to comply with Item 308(c) of Regulation S-K, which requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter of your report that has materially affected, or is reasonable likely to materially affect your internal control over financial reporting.

SUPPLEMENTAL DISCLOSURE

Further to staff comment we have amended Item 9A of the company’s 10-K and Item 4 of the company’s 10-Qs to comply with Item 308(c) of Regulation S-K.

AMENDED DISCLOSURE – ITEM 9A

Changes in Internal Controls

            We have also evaluated our internal controls for financial reporting, and there were no changes in our internal control over financial reporting during the quarter ended February 29, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AMENDED DISCLOSURE – ITEM 4 OF THE COMPANY’S 10-Q FOR THE PERIOD ENDED MAY 31, 2008

There were no changes in our internal control over financial reporting during the quarter ended May 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AMENDED DISCLOSURE – ITEM 4 OF THE COMPANY’S 10-Q FOR THE PERIOD ENDED AUGUST 31, 2008

There were no changes in our internal control over financial reporting during the quarter ended August 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

COMMENT: 6 CONTROLS AND PROCEDURES

STAFF COMMENT

Please address the following additional points of non-compliance with Item 601(b)(31) of Regulation S-K, regarding the certifications in Exhibit 31.3 and Exhibit 31.2 from Mr. Hart and Mr. Rajeswaran -

•

the introductory language concerning internal control over financial reporting, required in paragraph 4, is missing;

•

the representation about the design of your internal control over financial reporting, required in paragraph 4(b), is missing;

•

the representation about your disclosure controls and procedures, required in paragraph 4(c), should be as of the end of the period covered by your annual report rather than within 90 days prior to the filing date of your report;

•

the representation about deficiencies, material weaknesses, and fraud, required in paragraph 5, should be based on your most recent evaluation of internal control over financial reporting;

•

the representation about changes in internal controls in paragraph 6 is no longer required.

SUPPLEMENTAL DISCLOSURE

Further to staff comment we have removed exhibit 31.2 and amended exhibit 31.1 to comply with Item 601(b)(31) or Regulation S-K for the company’s 10-K and 10-Q for the period ended May 31, 2008. For the period ended august 31, 2008 we have amended exhibit 31.1 and 31.2 to comply with Item 601(b)(31) or Regulation S-K.

AMENDED DISCLOSURE – EXHIBIT 31.1

I, Alan Hart, certify that:

1.

I have reviewed this annual report on Form 10-K of Sentry Petroleum Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 29, 2008

/s/ ALAN HART
Alan Hart
Principal Executive Officer and Principal Financial officer

SUPPLEMENTAL DISCLOSURE

The company acknowledges that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 7, 2009	By	IYNKY MAHESWARAN
Chief Financial Officer